EXHIBIT 1

Kenneth R. Lehman

North Abingdon Street

Arlington, Virginia

————

Via Email and US Mail

May 14, 2018

William G. Foster

President & CEO

Village Bank & Trust Financial Corporation

Village Bank

13319 Midlothian Turnpike

Midlothian, VA 23113

Dear Bill;

       I hereby resign, effective immediately, from the boards of directors of Village Bank & Trust Financial Corporation (the “Company”) and Village Bank, and decline to stand for election or re-election at the Company’s annual meeting of stockholders on May 22, 2018. My resignation and declination are not based on any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely

/s/ Kenneth R. Lehman

Kenneth R. Lehman